Exhibit 1

REEDS JEWELERS BOARD RESPONDS TO SPARKLE, LLC TENDER OFFER

WILMINGTON, NORTH CAROLINA, April 8, 2004 -— REEDS JEWELERS, INC. (ASE: RJI) today responded to the revised Tender Offer from Sparkle, LLC for the outstanding shares of Reeds Jewelers, Inc. not owned directly or indirectly by Sparkle, LLC.

On March 29, 2004, Sparkle, LLC, a North Carolina limited liability company revised its offer to purchase for cash all the outstanding shares of common stock of Reeds Jewelers, Inc. not owned by Sparkle, LLC or its subsidiaries to increase the amount paid to $2.05 per share.

Sparkle, LLC was formed by members of the Zimmer family, the family which founded Reeds Jewelers, Inc., for purposes of making the tender offer and taking Reeds Jewelers, Inc. private or removing the shares from the public trading market.

Since certain members of Sparkle, LLC are also members of the Board of Directors of Reeds Jewelers, Inc., Reeds’ Board of Directors asked the independent members of the Board of Directors of Reeds Jewelers, Inc. to consider and respond regarding the Sparkle, LLC tender offer.

The independent members of the Board of Directors of Reeds Jewelers, Inc. has confirmed that their decision with respect to the Offer has not changed, which means that the Board of Directors of Reeds Jewelers, Inc. will take no position on the terms of the Tender Offer made by Sparkle, LLC to purchase all of the shares of Reeds Jewelers, Inc. not owned directly or indirectly by Sparkle, LLC.

The Board of Directors of Reeds Jewelers, Inc. is taking “no position” regarding the tender offer for the following reasons: (1) the independent directors had determined to take “no position” regarding the Tender Offer; (2) the position of the independent directors should be the position of the Reeds’ Board of Directors; and (3) no independent investment analysis on behalf of Reeds was performed. No independent investment analysis on behalf of Reeds was performed because the independent directors were advised by independent counsel that they had no duty to take a position regarding the Tender Offer. The determination by the Board to take “no position” means that the shareholders should consider the information provided by Sparkle in the Tender Offer without any recommendation or information from the Company in deciding whether to tender Shares in response to the Offer.